UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 1-9753

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Georgia Gulf Corporation 401(k) Retirement Savings Plan

(referred to herein as the “Plan”)

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Georgia Gulf Corporation

Suite 460
115 Perimeter Center Place
Atlanta, Georgia 30346
(770) 395-4500

Georgia Gulf Corporation 401(k) Retirement Savings Plan

Financial Statements as of December 31, 2011 and 2010 and for the Year Ended December 31, 2011, Supplemental Schedule as of December 31, 2011, and Report of Independent Registered Public Accounting Firm

GEORGIA GULF CORPORATION

401(k) RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011 AND 2010 AND FOR THE YEAR ENDED DECEMBER 31, 2011:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2011:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	12

NOTE:    All other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Exhibits:

23—Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in and Plan Administrator of

Georgia Gulf Corporation 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Georgia Gulf Corporation 401(k) Retirement Savings Plan as of December 31, 2011 and 2010, the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at Year End) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Babush, Neiman, Kornman & Johnson, LLP

Atlanta, Georgia

June 19, 2012

GEORGIA GULF CORPORATION
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS
Cash	$30,061	$233,274

Investments-at fair value:
Participant-Directed	186,803,168	194,833,189
Nonparticipant-Directed	14,607,022	16,106,186
Total Investments	201,410,190	210,939,375

Receivables:
Company contribution receivables	227,078	—
Notes receivable from participants	3,976,896	3,899,596
Total receivables	4,203,974	3,899,596

Total Assets	205,644,225	215,072,245

LIABILITIES
Excess contribution payable	109	134,715

Net Assets Available For Benefits At Fair Value	205,644,116	214,937,530

Adjustment from fair value to contract value for fully benefit-responsive stable value fund (Note 2)	(2,182,652)	(1,845,345)

Net Assets Available for Benefits	$203,461,464	$213,092,185

See accompanying notes to financial statements.

GEORGIA GULF CORPORATION
401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2011

ADDITIONS TO NET ASSETS:

Interest and dividends	$3,310,852

Contributions:
Participants	8,195,629
Company	3,802,102
Rollovers	1,325,971
Total contributions	13,323,702

Interest on participant loans	197,039

Total additions	16,831,593

DEDUCTIONS FROM NET ASSETS:
Distributions and withdrawals for participants	(19,559,637)
Net depreciation in the fair value of investments	(6,709,686)
Transaction fees	(192,991)
Total deductions	(26,462,314)

NET DECREASE IN NET ASSETS	(9,630,721)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	213,092,185

End of year	$203,461,464

See accompanying notes to financial statements.

GEORGIA GULF CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND FOR THE YEAR ENDED DECEMBER 31, 2011

1.                                    PLAN DESCRIPTION

The following description of the Georgia Gulf Corporation 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the official Plan document for complete information.

General —The Plan was established effective as of January 1, 1985 in connection with the acquisition of Georgia-Pacific Chemicals, Inc. (“Chemicals”) by Georgia Gulf Corporation (the “Company” or “Plan Administrator”) from Georgia-Pacific Corporation. The Plan is a defined contribution plan of which Bank of America, N.A. (the “Trustee”) serves as the trustee. The Plan covers substantially all U.S. employees of the Company excluding leased employees, temporary employees who are either under the age of 21 or have not completed 60 days of service, employees hired pursuant to a cooperative program with an educational institution, student interns and non resident aliens, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan includes an employee stock ownership plan (“ESOP”) component. As a result, there are additional components for those portions of participant accounts that are invested in the Company’s common stock fund. Those Company common stock fund accounts consist of two components, one of which is attributable to the profit sharing component of the Plan and the other of which is attributable to the ESOP component of the Plan. The ESOP component of the Plan is designed to qualify as a stock bonus plan for tax purposes.

Savings Account —Eligible employees of the Company may elect to participate in the savings account feature of the Plan as of the first of the month following the completion of 60 days of service.  Participants may elect to contribute in 1% increments, on a pretax or after-tax basis, up to 100% of their eligible compensation, as defined by the Plan and subject to Internal Revenue Code (“IRC”) limitations. Participants may elect to change their contribution percentage on a bi-weekly basis.  As of January 1, 2010, the Company did not match employee contributions with the exception of Aberdeen hourly participants, whose match was contractual.  The Aberdeen hourly participants were matched at a rate of 100% of the first 3% and 50% of the next 2% of participant’s pretax contributions.  The Company commenced a safe harbor matching program of 100% of the first 3% and 50% of the next 2% of participant’s pretax contributions effective with payroll period with a disbursement date on or after July 23, 2010. The participant’s immediately vested in Company contributions in the years 2011 and 2010.

Eligible employees, who will attain at least age 50 before the close of the plan year, may elect to make catch-up contributions in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001. Contributions to the savings account may be invested in any investment option offered by the Plan, and participants may change their investment elections at any time.

Prior Plan Account —Participants in the Plan who were previously employees of Chemicals may have participated in a predecessor plan, which consisted of employer and employee funds. Employer fund balances consisted of annual contributions plus earnings. Employee fund balances consisted of employee after-tax contributions plus earnings.  Upon the Company’s acquisition of Chemicals, these prior plan account balances were transferred to the Plan and represent nonparticipant-directed accounts.  Once the participant is 55 years of age with 10 years of service, or 65 years of age, he/she may elect to transfer his/her balance to participant directed funds.

When a participant leaves the Company, he/she may elect to receive his/her entire employer fund prior plan account balance as a lump-sum distribution or, if eligible, to transfer the amount to the Company’s Retirement Plan.

Employee fund balances are classified as an after-tax savings account and are subject to plan distribution rules.

Investment Funds —Assets held in the Plan as of December 31, 2011 and 2010 are invested by the Trustee in any of the following investment fund options, offered by the Plan, as directed by participants and/or Plan management:

a.                                 Vanguard Wellington Fund — Admiral Shares

b.                                 Harbor Capital Appreciation Fund — Class I

c.                                  INVESCO Stable Value Trust

d.                                 Dodge & Cox Stock Fund

e.                                  American Funds Europacific Growth Fund — Class A

f.                                   Georgia Gulf Employee Stock Ownership Fund

g.                                  Vanguard Institutional Fund Index — Institutional Shares

h.                                 Lord Abbett Small Capital Value Fund — Class I

i.                                     Pimco Total Return Fund — Class I

j.                                    Roxbury Small Capital Growth Fund — Institutional Class

k.                                 Conestoga Small Capital Growth Fund

l.                                     T Rowe Price Retirement Income Fund

m.                             T Rowe Price Retirement 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, and 2045 Funds — Retail Class

Benefits/Distributions —Generally, upon termination of service due to death, disability, retirement, or separation from service, a participant or designated beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his/her account.  The participant may also elect to roll over his/her account into an Individual Retirement Account (“IRA”) or another company’s retirement plan, or leave it in the Plan as long as the value of the account exceeds $1,000.  If the participant’s balance is less than $1,000, the Company has the authority to distribute the balance to the participant in a single lump-sum payment.  A participant may make withdrawals from his/her elective contribution account balance after reaching age 59-½ and must begin receiving distributions at age 70-½ if the participant has terminated employment by that time.

Participant Loans —Participants may borrow a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 (minus the highest outstanding balance of loans from the Plan to the participant during the one-year period ending on the day before the date when the loan was made) or 50% of his/her vested account balance. Loans are secured by the participant’s account balance and bear interest at a fixed rate over the life of the loan. Interest rates are based on the prime interest rate plus 1% at the time the loan is approved, and ranged from 4.25% to 9.25% at both December 31, 2011 and December 31, 2010. Repayments of the loans are made in substantially equal payroll deductions amortized over the life of the loan.  Participants may have only one loan outstanding at any time. The loans must be repaid within five years, unless used to purchase a primary residence, in which case the term may be extended.

Participant Accounts —Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of Company contributions and investment income and charged with withdrawals and an allocation of investment losses and investment manager expenses. Allocations of investment income (loss) and investment manager expenses are based on participant account balances, as defined. The benefits to which participants are entitled are the benefits that can be provided from the participant’s vested account.

Forfeitures —Forfeitures are used to reduce future Company contributions.  For the year ended December 31, 2011, forfeitures in the amount of $206,281 were used to reduce the Company contribution.  There were $8,496 and $183,492 of unallocated forfeitures at December 31, 2011 and 2010, respectively.

Administrative Expenses —Administrative expenses, including trustee fees, are borne by the Company.  Transaction fees for investment trades are borne by the Plan.

Plan Termination —Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the ERISA.  In the event the Plan terminates, participants become 100% vested in all Company contributions regardless of length of service.  In addition, any unallocated plan funds will be allocated to the appropriate accounts of Plan participants and beneficiaries.

2.                                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting —The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented on the accrual basis of accounting.

Use of Estimates and Risks and Uncertainties —The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates. The Plan utilizes various investment instruments including, stable value fund, common stock, and mutual funds. Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the financial statements.

Notes Receivable from Participants—Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Valuation of Investments —Investments in mutual funds and common stock are stated at fair value based on quoted market price.  Investments in the stable value fund are stated at fair value as determined by the issuer of the stable value fund based on the fair value of the underlying investments.  The stable value fund has underlying investments in investment contracts, which are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value.  The Invesco Stable Value Trust Fund is a stable value fund that is a commingled pool of the Institutional Retirement Trust. The fund invests primarily in investment contracts, such as traditional guaranteed investment contracts and synthetic guaranteed investment contracts (also known as wrapper contracts). Participants may ordinarily withdraw or transfer all or a portion of their investments at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

The statements of net assets available for benefits as of December 31, 2011 and 2010 presents the stable value fund holding these investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. Contract value is the relevant measurement attributable to fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions made to the fund plus earnings less participant withdrawals.

Investment Transactions —Purchases and sales of investments are recorded on their trade dates.

Income Recognition — Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits — Benefits are recorded when paid.

Excess Contribution Refundable — The Plan is required to return contributions received during the plan year in excess of the IRC limits.  At December 31, 2011 and 2010, the Plan had $109 and $134,715, respectively, of excess contributions due to participants, all of which were paid in 2012 and 2011, respectively. These excess contribution amounts are recognized in the Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010 as a liability and in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2011 as a reduction of Participant contributions.

Adoption of New Accounting Pronouncements— In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04 (“ASU 2011-4”), which amends Accounting Standards Codification (“ASC”) topic 820, Fair Value Measurements and Disclosures,  (“ASC 820”) to achieve common fair value measurement and disclosure requirements under U.S GAAP and International Financial Reporting Standards (“IFRS”). This standard gives clarification for the highest and best use valuation concepts. ASU 2011-4 also provides guidance on fair value measurements relating to instruments classified in stockholders’ equity and instruments managed within a portfolio. Further, ASU 2011-04 clarifies disclosures for financial instruments categorized within level 3 of the fair value hierarchy that require companies to provide quantitative information about unobservable inputs used, the sensitivity of the measurement to changes in those inputs, and the valuation processes used by the reporting entity. Early adoption is not permitted. Implementation of this standard will be effective in the first fiscal year beginning after December 15, 2011. We do not expect the implementation of this standard to have a material effect on our financial statements.

3.                                    INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010:

	2011		2010
	Shares/Units	Fair Value	Shares/Units	Fair Value

INVESCO Stable Value Fund—participant-directed	67,144,627	$69,247,282	61,682,216	$63,466,294
INVESCO Stable Value Fund—nonparticipant-directed	2,554,564	2,634,561	2,118,241	2,179,508
Total INVESCO Stable Value Fund	69,699,191	71,881,843	63,800,457	65,645,802

American Funds Europacific Growth Fund—participant-directed	417,224	14,669,605	474,514	19,630,635
American Funds Europacific Growth Fund—nonparticipant-directed	82,086	2,886,134	83,526	3,455,495
Total American Funds Europacific Growth Fund	499,310	17,555,739	558,040	23,086,130

Roxbury Small Capital Growth Fund —participant-directed	*	*	579,794	9,844,909
Roxbury Small Capital Growth Fund —nonparticipant-directed	*	*	52,774	893,108
Total Roxbury Small Capital Growth Fund	*	*	632,568	10,738,017

Dodge & Cox Stock Fund—participant-directed	191,762	19,490,646	210,664	22,701,147
Dodge & Cox Stock Fund—nonparticipant-directed	37,421	3,803,444	39,985	4,308,784
Total Dodge & Cox Stock Fund	229,183	23,294,090	250,649	27,009,931

Vanguard Institutional Fund Index — Institutional Shares	134,050	15,421,098	141,072	16,224,647

Vanguard Wellington Fund — Admiral Shares	306,753	16,604,565	338,239	18,166,841

Harbor Capital Appreciation Fund — Institutional Class—participant-directed	370,312	13,664,495	396,131	14,545,939
Harbor Capital Appreciation Fund — Institutional Class—nonparticipant-directed	100,031	3,691,139	118,970	4,368,567
Total Harbor Capital Appreciation Fund	470,343	17,355,634	515,101	18,914,506

Lord Abbett Small Capital Value Fund — participant-directed	358,236	11,388,330	399,899	13,292,633
Lord Abbett Small Capital Value Fund — nonparticipant-directed	25,446	808,924	27,097	900,724
Total Lord Abbett Small Capital Value Fund	383,682	12,197,254	426,996	14,193,357

*Investment was less than 5% in the respective year

The following table summarizes the net depreciation in the fair value of investments for the year ended December 31, 2011:

Georgia Gulf Corporation Common Stock Fund and Employee Stock Ownership Fund	$(967,580)
Mutual funds	(5,742,106)

Net depreciation in fair value of investments	$(6,709,686)

4.                                    FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated July 26, 2005, that the Plan and related trust meet the requirements for “qualified plan” status and that the trust meets the requirements for tax-exempt status in accordance with the applicable sections of the IRC. The Plan has been amended and restated since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan continues to be a qualified plan and related trust continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. On January 26, 2010, an application was filed with the IRS for an updated determination as to whether the Plan meets the qualification requirements of Section 401(a) of the IRC. A response is pending.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

5.                                    NONPARTICIPANT-DIRECTED ACCOUNTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2011 and 2010 and for the year ended December 31, 2011 are as follows:

	2011	2010
Investments at fair value:
Harbor Capital Appreciation Fund — Institutional Class	$3,691,139	$4,368,567
Dodge & Cox Stock Fund	3,803,444	4,308,784
American Funds Europacific Growth Fund	2,886,134	3,455,495
INVESCO Stable Value Fund	2,634,561	2,179,508
Lord Abbett Small Capital Value Fund	808,924	900,724
Roxbury Small Capital Growth Fund	782,820	893,108
Total investments, at fair value	$14,607,022	$16,106,186
Changes in net assets:
Net depreciation in fair value of mutual funds	$(729,117)
Distributions to participants or beneficiaries	(770,047)
	$(1,499,164)

6.                                    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2011 and 2010, the Plan held 257,663 and 212,896 shares, respectively, of investments in the Company’s Employee Stock Ownership Fund. At December 31, 2011 and 2010, the cost basis of this investment was $5,766,761 and $3,584,459, respectively. Georgia Gulf Corporation declared no dividends during the year ended December 31, 2011.

7.                                    FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC topic 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs to valuation techniques used to measure fair value. These levels, in order of highest to lowest priority are described below:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Prices that are unobservable for the asset or liability and are developed based on the best information available in the circumstances, which might include the Company’s own data.

The Plan classifies its investments based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value at December 31, 2011 and 2010, respectively:

	Fair Value Measurements
	at December 31, 2011 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
Asset Classes	Assets Level 1	Inputs (Level 2)	Inputs (Level 3)	Total

Common Stock	$5,021,860	$—	$—	$5,021,860
Stable Value Fund (a)	—	71,881,843	—	71,881,843
Mutual funds:
US Securities Funds	61,886,510	—	—	61,886,510
Small Capital Funds	21,944,817	—	—	21,944,817
International Funds	17,555,739	—	—	17,555,739
Index Funds	15,421,098	—	—	15,421,098
Target Retirement Date Funds	7,698,323	—	—	7,698,323
	$129,528,347	$71,881,843	$—	$201,410,190

	Fair Value Measurements
	at December 31, 2010 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
Asset Classes	Assets Level 1	Inputs (Level 2)	Inputs (Level 3)	Total

Common Stock	$5,122,286	$—	$—	$5,122,286
Stable Value Fund (a)	—	65,645,802	—	65,645,802
Mutual funds:
US Securities Funds	67,978,299	—	—	67,978,299
Small Capital Funds	24,931,374	—	—	24,931,374
International Funds	23,086,130	—	—	23,086,130
Index Funds	16,224,647	—	—	16,224,647
Target Retirement Date Funds	7,950,837	—	—	7,950,837
	$145,293,573	$65,645,802	$—	$210,939,375

(a)         The Stable Value Fund is a collective trust fund that seeks to preserve principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers. There are no restrictions on participant redemptions.

8.                                    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2011 and 2010.

	2011	2010
Net assets available for benefits per the financial statements	$203,461,464	$213,092,185
Current year adjustment from contract value to fair value for fully benefit-responsive stable value fund	2,182,652	1,845,345
Net assets available for benefits per the Form 5500	$205,644,116	$214,937,530

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to total loss per the Form 5500 for the year ended December 31, 2011.

2011
Net decrease in net assets available for benefits per the financial statements	$(9,630,721)
Prior year adjustment from contract value to fair value for fully benefit-responsive stable value fund	(1,845,345)
Current year adjustment from contract value to fair value for fully benefit-responsive stable value fund	2,182,652

Net loss per the Form 5500	$(9,293,414)

9.                                    SUBSEQUENT EVENTS

The Company has evaluated the financial statements for subsequent events through the date of the filing of this Form 11-k, which is the date the financial statements were issued.

SUPPLEMENTAL SCHEDULE

(See Report of Independent Registered Public Accounting Firm)

GEORGIA GULF CORPORATION
401(k) RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

PLAN SPONSOR EIN: 58-1563799, PLAN NUMBER—002

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(a)	(b)	(c)	(d)		(e)
		Description of Investment, Including
	Identity of Issue, Borrower	Maturity Date, Rate of Interest,			Current
	Lessor or Similar Party	Collateral, Par, or Maturity Value	Cost		Value

		Collective trust:
	INVESCO NATIONAL TRUST COMPANY	Collective trust—INVESCO Stable Value Fund (participant-directed), 67,144,627 units		**	$69,247,282

		Collective trust—INVESCO Stable Value Fund (nonparticipant-directed), 2,554,564 units	2,554,564		2,634,561

		Mutual funds:
	LORD ABBETT FUNDS	Lord Abbett Small Capital Value Fund (participant-directed), 358,236 shares		**	11,388,330

		Lord Abbett Small Capital Value Fund (nonparticipant-directed), 25,446 shares	498,191		808,924

	AMERICAN FUNDS	American Funds Europacific Growth Fund (participant-directed), 417,224 shares		**	14,669,605

		American Funds Europacific Growth Fund (nonparticipant-directed), 82,086 shares	2,143,891		2,886,134

	DODGE & COX FUND	Dodge & Cox Stock Fund (participant-directed), 191,762 shares		**	19,490,646

		Dodge & Cox Stock Fund (nonparticipant-directed), 37,421 shares	3,052,801		3,803,444

	THE VANGUARD GROUP	Vanguard Institutional Fund Index — Institutional Shares, 134,050 shares		**	15,421,098

		Vanguard Wellington Fund — Admiral Shares, 306,753 shares		**	16,604,565

	HARBOR FUNDS	Harbor Capital Appreciation Fund-Institutional Class (participant-directed), 370,312 shares		**	13,664,495

		Harbor Capital Appreciation Fund-Institutional Class (nonparticipant-directed), 100,031 shares	2,315,278		3,691,139

	ROXBURY FUNDS	Roxbury Small Capital Growth Fund (nonparticipant-directed), 48,653 shares	550,688		782,820

	CONESTOGA FUNDS	Conestoga Small Capital Growth Fund, 396,319 shares		**	8,964,743

	PIMCO FUNDS	Pimco Total Return Fund, 426,147 shares		**	4,632,221

	T ROWE PRICE RETIREMENT FUNDS	T Rowe Price Retirement Income, 67,534 shares		**	874,571

		T Rowe Price Retirement 2005, 12,411 shares		**	138,753

		T Rowe Price Retirement 2010, 66,348 shares		**	996,550

		T Rowe Price Retirement 2015, 153,058 shares		**	1,772,417

		T Rowe Price Retirement 2020, 75,601 shares		**	1,202,804

		T Rowe Price Retirement 2025, 57,753 shares		**	668,785

		T Rowe Price Retirement 2030, 32,759 shares		**	541,827

		T Rowe Price Retirement 2035, 51,070 shares		**	595,477

		T Rowe Price Retirement 2040, 18,388 shares		**	304,693

		T Rowe Price Retirement 2045, 54,619 shares		**	602,446

*	VARIOUS PLAN PARTICIPANTS	Participant loans (with interest rates ranging from 4.25% to 9.25% and maturities through 9/18/21)			3,976,896

*	GEORGIA GULF CORPORATION	Common stock:
		Georgia Gulf Corporation Employee Stock Ownership Fund, 257,663 shares			5,021,860

		Total			$205,387,086

*           Represents a party-in-interest.

**           Cost information is excluded, as investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Georgia Gulf Corporation 401(k) Retirement Savings Plan
(Name of Plan)

Georgia Gulf Corporation
(Plan Administrator)

Date: June 19, 2012	/s/ GREGORY C. THOMPSON
By: Gregory C. Thompson
Chief Financial Officer

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit Number
23	Consent of Independent Registered Public Accounting Firm